October 24, 2016

Via EDGAR

Mr. H. Roger Schwall

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	JX Holdings Kabushiki Kaisha

Draft Registration Statement on Form F-4

Submitted September 26, 2016

CIK No. 1452922

Dear Mr. Schwall,

At the request of JX Holdings, Inc. (“JX Holdings”), we are responding to the comment letter, dated September 26, 2016, from the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form F-4 submitted on September 26, 2016. In conjunction with this letter, JX Holdings is filing the Pre-Effective Amendment No. 2 to the Registration Statement. For the Staff’s convenience, a marked copy of the Pre-Effective Amendment No. 2 to the Draft Registration Statement, showing changes from the Draft Registration Statement filed on September 26, 2016, is being delivered to the Staff.

The responses of JX Holdings to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in JX Holdings’ responses relate to the marked copy of the Pre-Effective Amendment No. 2 to the Draft Registration Statement.

In addition to the amendments in response to the Staff’s comments, JX Holdings has amended certain portions of the Draft Registration Statement to provide updates or clarifications. Such other amendments are also marked in the marked copy delivered to the Staff.

JX Holdings has not included as part of the filing of the Pre-Effective Amendment No. 2 to the Draft Registration Statement all of the exhibits that are required to be included. JX Holdings plans to include the other exhibits in a later amendment to the Draft Registration Statement.

How Will Shareholders with Less Than a Unit of Shares of Holdco be Treated after the Share Exchange?, page ii

1.	We note your response to prior comment 4 and we advise you that we are still evaluating your response.

JX Holdings acknowledges the Staff’s comment. In the Pre-Effective Amendment No. 2, JX Holdings has not included the registration of any additional shares that would be issued pursuant to the exercise of top-up rights in the calculation of the registration fee.

The fairness opinions obtained by TonenGeneral are based primarily on financial information prepared under Japanese GAAP and, accordingly, U.S. investors should not place undue reliance on such fairness opinions, page 9

2.	While we note the discussion regarding the differences between Japanese GAAP and IFRS, it does not appear appropriate to the staff to indicate the U.S. investors should not place undue reliance on the fairness opinions “because they are based primarily on financial information prepared under Japanese GAAP.” We note that TonenGeneral has been reporting under Japanese GAAP in its home jurisdiction where it also trades.

In response to the Staff’s comment, JX Holdings has deleted the referenced risk factor on page 9.

Unaudited Pro Forma Condensed Combined Financial Information, page 27

3.	You state that the pro forma financial statements were prepared on a three month lag in order to reflect the pro forma results using the audited results of the entities in the merger transaction. Provide us with an explanation for this statement and tell us how the periods for which you present pro forma financial statements are consistent with Rule 11-02(c) of Regulation S-X.

With respect to the unaudited pro forma combined statement of profit or loss information, in compliance with Rule 11-03(c)(3), JX Holdings has used TonenGeneral’s statement of profit or loss for the fiscal year ended December 31, 2015 as the fiscal year end of TonenGeneral is within 93 days of JX Holdings’. With respect to the unaudited pro forma combined statement of financial position, JX Holdings has used the corresponding statement of financial position of TonenGeneral as of its fiscal year end. JX Holdings has revised the disclosure on page 27 to reflect this explanation.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 31

Note 2 – Estimate of Consideration Expected to be Transferred, page 32

4.	Your calculation of the estimated consideration to be transferred for the acquisition of TonenGeneral is based on the stock price of JX Holdings as of August 31, 2016. Revise this calculation to use the most recent stock price at the time of future submissions.

In response to the Staff’s comment, JX Holdings has revised the pro forma information using the most recent stock price and the number of shares based on the most recent circumstances. JX Holdings acknowledges that it is necessary to recalculate the pro forma information using the most recent stock price and number of shares in future submissions of the Draft Registration Statement.

Note 4 – Pro Forma Statement of Financial Position Adjustments, page 33

5.	Your disclosure states that a detailed analysis of the merger implication on deferred tax assets and liabilities has not yet been carried out which could impact the recorded amount of deferred taxes resulting from the acquisition and the corresponding amount of goodwill. Revise to disclose when this analysis will be complete and explain how it is expected to impact your pro forma financial information.

The full implication of the merger on deferred tax assets and liabilities of the combined group requires the detailed analysis based on the future taxable income and detailed scheduling of the timing of the reversal of each temporary difference of the combined group. Prior to the closing of the merger, the information is not available for JX Holdings to complete this detailed analysis and to comply appropriately with the factually supportable criterion (Rule 11-02(b)(6)(iii) of Regulation S-X). JX Holdings expects that the detailed analysis will be completed after the year ending March 31, 2017. JX Holdings has revised the disclosure on page 33 to reflect this explanation.

Note 5 – Pro Forma Statement of Profit of Loss Adjustments, page 35

6.	Tell us why you do not appear to have included a pro forma adjustment for depreciation expense for acquired property, plant and equipment. If this type of adjustment was not deemed necessary because the majority of the pro forma step-up in basis for property, plant and equipment relates to land assets, provide us with a materiality analysis as part of your response. Alternatively, revise your pro forma statement of profit or loss as necessary to reflect an adjustment for additional depreciation expense. Refer to Instruction 2 to Rule 11-02(b) of Regulation S-X.

JX Holdings conducted a preliminary purchase price allocation, or PPA, using a third party valuation specialist for the purpose of preparing pro forma condensed combined financial information. The results of the PPA performed by the specialist indicated that the estimated fair values of property, plant and equipment, or PP&E, other than land, approximated the carrying amount recorded by TonenGeneral. As a result no adjustment was made to step-up the value of non-land PP&E. Therefore no pro forma adjustment was needed in depreciation expense for the acquired PP&E.

Opinion of TonenGeneral’s Advisors, page 49

7.	We note that each of TonenGeneral’s financial advisors disclose that each reviewed certain projections received from the management of TonenGeneral and JX Holdings, and certain alternate JX holdings projections as modified by the management of TonenGeneral. Please revise this document to disclose all material projections provided by JX Holdings and TonenGeneral to the other party or such other party’s financial advisor.

The projections of JX Holdings and TonenGeneral were generated solely in connection with the share exchange and were not created with a view to disclosure, thereby making their disclosure potentially misleading to shareholders. For example, the projections were based on many assumptions as to macroeconomic data such as crude oil prices, foreign exchange rates and demand for petroleum products. Furthermore, TonenGeneral’s board of directors decided to approve the share exchange by considering a variety of factors holistically, without giving particular weight to the projections of JX Holdings and TonenGeneral.

Taxation, page 173

U.S. Federal Income Tax Consequences, page 175

The Share Exchange, page 176

8.	We note your response to prior comment 22. Please revise this section to disclose the information from your response about the certain transactions and actions that may take place after the share exchange and the merger that may affect whether the share exchange or integrated transaction qualify as a reorganization.

In response to the Staff’s comment, JX Holdings has revised the disclosure on page 176.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of JX Holdings, page 119

Critical Accounting Policies and Estimates, page 127

Impairment of Non-Financial Assets, page 129

9.	We note the revised disclosure provided in response to prior comment 18. It does not appear that you have included a discussion of potential events that you reasonably expect could negatively affect the key assumptions used to estimate expected cash flows from your oil and gas assets. Please revise your disclosure accordingly.

In response to the Staff’s comment, JX Holdings has revised the disclosure on page 129.

Enforcement of Civil Liabilities, page 183

10.	You disclose having received certain advice from your Japanese counsel, Mori Hamada & Matsumoto. In this regard, you have listed in the exhibit index an exhibit 23.4 “Consent of Mori Hamada & Matsumoto (included in Exhibit 5.1).” In the Exhibit 5 as filed, though, we could not locate any reference to this section being based on the opinion of counsel and counsel’s consent to its name and opinion. Please revise your exhibit(s) to include the appropriate consent. See Item 101(g)(2) of Regulation S-K.

In response to the Staff’s comment, JX Holdings has revised Exhibit 5.1.

JX Holdings acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc: Takenobu Masuda (JX Holdings, Inc.)

4